                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K



                            Report of Foreign Issuer



                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                          For the month of August 1998

                            DENISON INTERNATIONAL plc
                 (Translation of registrant's name into English)



                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)

                            DENISON INTERNATIONAL plc

                                TABLE OF CONTENTS

Part I. Financial Information                                        Page

Item 1. Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets as of
 June 30, 1998 and December 31, 1997                                  3

Condensed Consolidated Statements of Operations
 for the three and six months                                         5
 ended June 30, 1998 and 1997

Condensed Consolidated Statements of Cash Flows
 for the six months                                                   6
 ended June 30, 1998 and 1997

Notes to Condensed Consolidated Financial Statements                  7

Item 2. Management's Discussion and Analysis of
 Financial Condition And Results of Operations                        9

                            DENISON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
               (U.S. dollars in thousands, except per share data)


                                               June 30,            December 31,
                                                 1998                  1997
                                                 ----                  ----
                                              (Unaudited)             (Note)
Current assets:
 Cash and cash equivalents                    $    30,857       $    30,337
 Accounts receivable, less allowances of           30,189            29,212
   $2,383 and $3,087 at June 30, 1998
   and December 31, 1997 respectively
 Inventories                                       33,838            28,182
 Other current assets                               3,212             3,327
                                              -----------       -----------
   Total current assets                            98,096            91,058
 Property, plant and equipment, net                16,742            14,948
 Other assets                                       1,841             1,487
                                               -----------       -----------
 Total assets                                 $   116,679       $   107,493
                                               ===========       ===========





                      LIABILITIES AND SHAREHOLDERS' EQUITY



Current liabilities:
   Notes payable to bank                     $     1,042        $     1,472
   Accounts payable                                9,578              9,413
   Other accrued liabilities                      17,809             15,677
   Current portion of capital lease                  505                662
   obligations
                                             -----------        -----------
     Total current liabilities                    28,934             27,224

Noncurrent liabilities:
   Capital lease obligations,
   less current portion                              169                344
   Pension accrual                                10,166              9,482
   Other noncurrent liabilities                    6,013              6,733
   Negative goodwill, net of accumulated
     amortization of $3,785 and $3,406
     at June 30, 1998 and December 31, 1997
     respectively                                  3,846              4,158
                                                -----------      -----------
   Total Noncurrent Liabilities                   20,194             20,717

Shareholders' equity:
    'A' ordinary shares (pound)
      8.00 par value; 7,125
      shares authorized, and 7,015
      issued and outstanding at
      June 30, 1998 and December 31, 1997             86                 86

      Ordinary  shares  $0.01  par  value;
      15,000,000  shares   authorized;
      11,091,450 and 11,057,700 issued
      and outstanding at June 30, 1998
      and December 31, 1997                          111                111

      Additional paid-in capital                   5,441                 5,411
      Capital redemption reserve                   1,090                 1,090
      Retained earnings                           66,822                58,115
      Accumulated other comprehensive income      (5,999)               (5,261)
      Total shareholders' equity                  67,551                59,552
                                               -----------           -----------
        Total liabilities and shareholders'
        equity                               $   116,679           $   107,493
                                               ===========           ===========

Note: The Balance Sheet at December 31, 1997 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by general accounting principles for complete financial statements.

        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                 (U.S. dollars in thousands, except share data)





                                           Three months ended               Six months ended
                                                June 30,                        June 30,
                                           --------------------            ------------------
                                           1998          1997               1998        1997
                                           --------------------            ------------------

Net sales                              $   35,343      $   38,169      $   72,714      $   75,081
Cost of sales                              21,263          23,923          44,772          47,942
                                       ----------      ----------      ----------      ----------
Gross profit                               14,080          14,246          27,942          27,139
Selling, general and                        7,788           8,154          16,328          16,374
 administrative expenses               ----------      ----------      ----------      ----------
Operating income                            6,292           6,092          11,614          10,765
Other income                                   --              --              --              24
Interest (expense) income, net                334              49             492              50
                                       ----------      ----------      ----------      ----------
Income before taxes                         6,626           6,141          12,106          10,839
Provision for income taxes                  1,796           1,293           3,399           2,435
                                       ----------      ----------      ----------      ----------
Net income                             $    4,830      $    4,848      $    8,707      $    8,404
                                       ==========      ==========      ==========      ==========
Basic earnings per share                     $.44            $.46            $.79            $.80
                                             ====            ====            ----            ----
Diluted earnings per share                   $.43            $.45            $.78            $.79
                                             ====            ----            ----            ----









        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (U.S. dollars in thousands)


                                                     Six months ended
                                                         June 30,
                                                  1998              1997

                                               ---------------------------------
Net cash provided by operating activities      $     5,032         $      5,783
                                               ------------         ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property, plant and equipment        (3,463)              (1,652)
   Proceeds from disposal of property,
   plant and equipment                                --                   24
                                               ------------         ------------
   Net cash used in investing activities            (3,463)              (1,628)
                                               ------------         ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net repayment on lines of credit                   (390)                (634)
   Redemption of preferred stock                        --               (1,090)
   Repayment of capital lease obligations             (328)                (568)
   Proceeds from exercise of stock options              30                   --
                                               ------------         ------------
   Net cash used in financing activities              (688)              (2,292)
                                               ------------         ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH               (361)              (1,753)
                                               ------------         ------------
NET INCREASE  IN CASH AND CASH EQUIVALENTS             520                  110
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      30,337               19,144
CASH AND CASH EQUIVALENTS AT END OF PERIOD     $    30,857         $     19,254
                                                  ============      ============





        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Basis of Financial Statements

Interim Financial Information

          The financial information at June 30, 1998 and for the periods ended June 30, 1998 and June 30, 1997 is unaudited but includes all adjustments which Denison International plc (the "Company") considers necessary for a fair presentation of financial position at such date and the operating results and cash flows for those periods. Results for the interim period are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations promulgated by the Securities and Exchange Commission. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1997 included in the Company's Annual Report on Form 20-F.

Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

          The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2.  Inventories

         Inventories consisted of the following:

                                              (U.S. dollars in thousands)

                                           June 30,              December 31,
                                             1998                    1997
                                        (Unaudited)
                                       -------------            -------------

Finished goods                          $   20,529             $   16,365
Work-in-progress                             3,529                  2,861
Raw materials and supplies                   9,780                  8,956
                                        ----------             ----------
                                        $   33,838             $   28,182
                                        ==========             ==========

3.   Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:


                                                                          Unaudited
(U.S. dollars in thousands                    Three months ended June 30,            Six months ended June 30,
--------------------------                    ---------------------------            -------------------------
except share and per share data)                1998               1997               1998               1997

Numerator:
   Net income                              $         4,830    $         4,848    $         8,707    $         8,404
                                           ---------------    ---------------    ---------------    ---------------
Denominator:
   Denominator for basic earnings per
   share - weighted-average shares              11,085,896         10,535,965         11,075,364         10,535,964
   Effect of dilutive stock options                 67,223            141,319             64,571            141,319
                                           ---------------    ---------------    ---------------    ---------------

   Denominator for diluted earnings per
   share - adjusted weighted-average
   shares                                       11,153,119         10,677,284         11,139,935         10,677,283
                                           ---------------    ---------------    ---------------    ---------------

Basic earnings per share                         $.44               $.46               $.79               $.80
                                                 ====               ====               ----               ----

Diluted earnings per share                       $.43               $.45               $.78               $.79
                                                 ====               =====              ----               ----



4.   Comprehensive Income

During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). The Company adopted this statement as of the beginning of 1998. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however the adoption of SFAS 130 had no impact on the Company's net income or shareholders equity. SFAS 130 requires foreign currency translation adjustments and minimum pension liability adjustments, which prior to adoption were reported separately in shareholders equity, to be included in other comprehensive income. SFAS 130 also requires that all items recognized under accounting standards as components of comprehensive earnings be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. The Company's annual financial statements for prior periods will be reclassified, as required.

Total comprehensive income was as follows:

                                                       Unaudited
                                             (U.S. dollars in thousands)
                                       Three months ended      Six months ended
                                            June 30,               June 30,
                                       ------------------      ----------------
                                       1998         1997       1998        1997
                                       ----         ----       ----        ----

Net income                           $ 4,830    $  4,848     $ 8,707    $ 8,404
Foreign currency translation
   adjustment, net of tax benefit        (40)     (2,170)       (738)    (3,787)
Comprehensive net income             $ 4,790    $  2,678     $ 7,969    $ 4,617


The components of accumulated other comprehensive income, net of related tax, at December 31, 1997 and June 30, 1998 are as follows:

                               Pension Foreign                     Accumulated
                                  Liability      Other Currency   Comprehensive
                                  Adjustment      Translation         Income
Balance at December 31, 1997        $(43)         $(5,218)          $(5,261)
Current period other
comprehensive income                  --             (738)             (738)

Balance at June 30, 1998            $(43)         $(5,956)          $(5,999)
                                    ====          =======           =======


Item 2:    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS.

Although the Company reports its financial results in U.S. dollars, approximately 65% of the Company's revenues and expenses are incurred in foreign currencies. The fluctuation of the functional currencies earned by the Company against the U.S. dollar has had the effect of increasing or decreasing (as applicable) U.S. dollar reported net sales, cost of goods sold, gross profit, and selling, general and administrative expenses denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods.

RESULTS OF OPERATIONS

Three Months Ended June 30, 1998 compared with Three Months ended June 30, 1997.

          The Company's net sales decreased 7.4% to $35.3 million in the three month period ended June 30, 1998 from $38.2 million in the comparable period in 1997. During the same period, net sales in North America decreased 8.4% to $13.3 million from $14.5 million, net sales in Europe increased 0.5% to $18.3 million from $18.2 million, and net sales in the Asia-Pacific region decreased 30.8% to $3.7 million from $5.4 million. The decrease in net sales is attributable to the current economic conditions in the Asian market, and, in turn, slower sales to North American customers who have substantial exports into the Asian markets. Partially offsetting these conditions were continued strengthening conditions in the European market.

           Restated (at average exchange rates for the three month period ended June 30, 1997), net sales for the three month period ended June 30, 1998, were $36.6 million, a 4.2% decrease over the comparable 1997 period. The increased sales revenue for the period attributable to the exchange rate differences was $1.3 million. Restated (at average exchange rates for the three month period ended June 30, 1997), net sales for the three month period ended June 30, 1998 for the Company's European operations increased 3.8% to $18.9 million from $18.2 million in the comparable period in 1997, and net sales for the Asia-Pacific decreased 20.3% to $4.3 million from $5.4 million in the comparable period in 1997.

          The Company's gross profit decreased 0.8% to $14.1 million in the three month period ended June 30, 1998 from $14.2 million in the comparable 1997 period. Gross profit as a percentage of net sales increased to 39.8% in the three months ended June 30, 1998 from 37.3% in the comparable period in 1997. Despite the lower revenues realized, gross profits were strong in the three month period ending June 30, 1998 resulting from the effects of a continued favorable product mix shift towards the Company's higher margin vane pump product line, compared to the same period in 1997. Margins were further enhanced by the effects of manufacturing and operational cost efficiencies implemented by the Company. Also favorably impacting gross profits for the three months ended June 30, 1998 were adjustments made to certain reserves and accruals, reflecting current business conditions. These adjustments had no impact on the results for the six months ended June 30, 1998.

          Gross profit in Europe increased by 22.6% to $8.8 million in the three months ended June 30, 1998 from $7.2 million in the comparable period in 1997, while gross profit in North America decreased by 21.1% to $4.1 million in the three months ended June 30, 1998 from $5.2 million in the comparable 1997 period, and gross profit in the Asia-Pacific region decreased 35.9% to $1.2 million in the three months ended June 30, 1998 from $1.8 million in the comparable period in 1997. Slightly higher volume levels in Europe, combined with the strength of the Company's vane pump product line and the benefits of implemented manufacturing cost improvements, accounted for the improvement in gross profits. The overall depressed economic conditions in the Asia-Pacific region, combined with the strengthening U.S. dollar relative to the functional currencies in Australia, Japan and Singapore, reduced sales volume to that region, and subsequently reduced gross profits. The impact of the overall Asia-Pacific economy also impacted volume in the North American markets by reducing exports to customers in the Asia-Pacific region, and reduced gross profits.

          Restated (at average exchange rates for the three month period ended June 30, 1997), gross profit in Europe was $9.2 million, a 26.7% increase over the comparable 1997 period, and gross profit in the Asia-Pacific region was $1.3 million, a 27.0% decrease versus the comparable 1997 period. On a consolidated basis, restated (at average exchange rates for the three month period ended
June 30, 1997), gross profit increased by 2.8%, or $0.4 million, to $14.6 million from $14.2 million in the same period in 1997. Restated (at average exchange rates for the three month period ended June 30, 1997), gross profit as a percentage of net sales increased to 39.9% for the three months ended June 30, 1998 compared to 37.3% for the same period in 1997.

          Selling, general and administrative ("SG&A") expenses decreased 4.9% to $7.8 million in the three month period ended June 30, 1998 from $8.2 million in the comparable period in 1997. SG&A expenses as a percentage of net sales increased to 22.0% in the three months ended June 30, 1998 compared to 21.4% for the same period in 1997. Cost reductions and operating efficiencies accounted for the overall reduction in SG&A spending for the three months ended June 30, 1998 versus the comparable period in 1997, while the lower revenues recorded is the primary reason for the increase in these expenses as a percentage of net sales.

          Operating income increased 3.3% to $6.3 million in the three months ended June 30, 1998 from $6.1 million for the comparable 1997 period. Operating income as a percentage of net sales increased to 17.8% from 16.0% for the comparable period 1997. Restated (at average exchange rates for the three month period ended June 30, 1997), operating income for the three month period ended June 30, 1998 increased 5.9% to $6.5 million from $6.1 million in the same period in 1997. The increase in operating income for the three month period ended June 30, 1998 attributable to the exchange rate was $0.2 million.

          Net interest income was $0.3 million in the three month period ended June 30, 1998 compared to $0.05 million of interest income in the comparable 1997 period. Increased profitability, combined with unused portions of the net proceeds of the Company's initial public offering held in August 1997 and lower investing and financing activities increased interest bearing cash balances for the period, and, subsequently, net interest income.

          The effective tax rate for the three month period ended June 30, 1998 was 27.1% compared to 21.1% for the comparable 1997 period. The provision for taxes increased 38.9% to $1.8 million for the three month period ended June 30, 1998 compared to $1.3 million for the same 1997 period. This provision as a percentage of net sales increased to 5.1% for the three month period ended June 30, 1998 from 3.4% in the same 1997 period. Full utilization of net operating loss carryforwards in 1997 for North American operations, unavailable for use in 1998, was the primary reason for the increase in the tax rate.

Six Months Ended June 30, 1998 compared with Six Months Ended June 30, 1997.

          Net sales decreased 3.2% to $72.7 million in the six months ended June 30, 1998 from $75.1 million in the comparable period in 1997. For the six months ended June 30, 1998 versus the same period in 1997, net sales in Europe increased 3.7% to $36.8 million from $35.5 million, while net sales in North America decreased 5.1% to $27.7 million from $29.2 million, and net sales in the Asia-Pacific region decreased 21.0% to $8.2 million from $10.4 million. A weak Asian economy, combined with a strengthening U.S. dollar against most of the functional currencies used by the Company, were the primary reasons for the decline in sales revenue during the six months ended June 30, 1998 versus the same period in 1997.

          Restated (at average exchange rates for the six month period ended June 30, 1997), net sales for the six months ended June 30, 1997, were $75.9 million, a 1% increase over the comparable 1997 period. The increased revenue for the period attributable to the exchange rate difference was $3.2 million. Restated (at average exchange rates for the six month period ended June 30, 1997), net sales for the Company's European operations increased 9.6% to $38.9 million for the six months ended June 30, 1998 from $35.5 million in the comparable 1997 period, while net sales for the Asia-Pacific operations decreased 12.5% to $9.1 million for the six months ended June 30, 1998 from $10.4 million in the comparable 1997 period.

          Gross profit increased by 3.0% to $27.9 million in the six months ended June 30, 1998, from $27.1 million in the comparable 1997 period. Gross profit as a percentage of net sales increased to 38.4% for the six months ended June 30, 1998 versus 36.1% in the same period for 1997. Despite the lower revenues recorded for the period, gross profits and margins were strong reflecting the continued shift towards the Company's higher profit margin vane pump product line, combined with the favorable effects of previously implemented manufacturing cost improvement programs.

          Gross profit for the Company's North American operations was $8.8 million for the six months ended June 30, 1998, a 5.4% decrease from the $9.3 million recorded in the comparable period in 1997, and gross profit in the Asia-Pacific region decreased 30.6% to $2.5 million for the six months ended June 30, 1998 from $3.6 million for the six months ended June 30, 1997. Gross profit for the Company's European operations was $16.7 million for the six months ended June 30, 1998, a 17.6% increase from the $14.2 million gross profit recorded in the six months ended June 30, 1997. The decrease in Asia-Pacific and North American gross profit can be directly related to the reduction in net sales, partially offset by cost and operating efficiencies in the North American manufacturing facilities, while the increased gross profit in the Company's European operations is the result of higher sales volume, cost and operating efficiencies and the strong market for the Company's higher profit vane pump product line.

          Restated (at average exchange rates for the six month period ended June 30, 1997), gross profits were $29.3 million for the six months ended June 30, 1998, a 8.1% increase over the same period in 1997. Gross profit increased by $1.4 million due to the effects of the exchange rate differences. Restated (at average exchange rates for the six month period ended June 30, 1998), gross profit for the Company's European operations was $17.7 million for the six months ended June 30, 1998, a 24.7% increase over the comparable 1997 period, and gross profit in the Asia-Pacific region was $2.7 million for the six months ended June 30, 1998, a 25% decrease over the comparable 1997 period. Restated (at average exchange rates for the six month period ended June 30, 1997), gross profit as a percentage of net sales increased to 38.6% for the six months ended June 30, 1998 versus 36.1% for the same period in 1997.

          SG&A expenses for the six months ended June 30, 1998 decreased by $0.1 million to $16.3 million for the six months ended June 30, 1998 versus $16.4 million for the comparable 1997 period. These expenses as a percentage of net sales were 22.5% for the six month period ended June 30, 1998 compared to 21.8% for the comparable period in 1997. Despite the lower revenues recorded, SG&A expenses were reduced due to cost reductions focused primarily in the Company's Asia-Pacific region operations.

          Operating income for the six months ended June 30, 1998 increased by 7.4% to $11.6 million from $10.8 million for the comparable period in 1997.
Operating income as a percentage of net sales increased to 16.0% for the six months ended June 30, 1998 from 14.3% in the comparable 1997 period. Restated (at average exchange rates for the six month period ended June 30, 1997), operating income increased by 12% to $12.1 million (15.9% of net sales) for the six months ended June 30, 1998 from $10.8 million (14.3% of net sales) in the same period in 1997. The increased operating income for the period attributable to the exchange rate differences was $0.5 million.

          Higher profitability, combined with the unused portion of the proceeds from the Company's initial public offering in August 1997, resulted in higher interest bearing cash balances for the six months ended June 30, 1998 compared to the same period in 1997. With higher interest bearing cash balances available, interest income rose 400% to $0.5 million for the six months ended June 30, 1998 from $0.1 million in the comparable period of 1997.

          The effective tax rate for the six month period ending June 30, 1998 was 28.1% (i.e., $3.4 million) versus a tax rate for the same period in 1997 of 22.5% (i.e., $2.4 million). This provision as a percentage of net sales rose to 4.7% in 1998 from 3.2% in the comparable period for 1997. Full utilization of net operating loss carryforwards in 1997 for North American operations, unavailable for use in 1998, was the primary reason for the increase in the tax rate.

Liquidity and Capital Resources

                                              Six Months Ended and At June 30,
                                              --------------------------------
                                                1998                   1997
                                              -------------      -------------
                                                 (U.S. dollars in thousands)

Cash and cash equivalents                         30,857             19,254
Net cash provided by operating activities          5,032              5,783
Net cash used in investing activities             (3,463)            (1,628)
Net cash used in financing activities               (688)            (2,292)
Effect of exchange rate changes on cash             (361)            (1,753)



          Net cash provided by operating activities for the six months ended June 30, 1998 decreased to $5.0 million from $5.8 million as compared to the same 1997 period. The decrease in the Company's cash generated from operating activities primarily resulted from additional working capital requirements. The $0.8 million decrease in net cash provided by operating activities for the six month period ended June 30, 1998 as compared to the same period in 1997 was primarily attributable to a $3.1 million net increase in cash utilized for inventories, a $0.6 million increase in cash utilized for accounts receivables, partially offset by a $3.1 million decrease in cash utilized for accrued and other liabilities. The Company anticipates that operating activities and capital expenditure requirements will continue to be funded utilizing cash flow from operations, cash on hand, and, if necessary, bank borrowings.

          Net cash utilized in investing activities increased to $3.5 million for the six month period ended June 30, 1998 from $1.6 million in the comparable 1997 period. Investing activities consisted primarily of investment in machinery and equipment for the Company's three production facilities. Purchases of machinery and equipment were $3.5 million for the six months ended June 30, 1998 as compared to $1.7 million for the comparable period in 1997. The Company anticipates that it will incur approximately $8.5 million in capital expenditures for fiscal year 1998.

          Net cash utilized in financing activities decreased to $0.7 million in the six months ended June 30, 1998 from $2.3 million in the comparable 1997 period. The decrease of $1.6 million in net cash utilized by financing activities was primarily attributable to a reduction of $1.1 million in the six month period ended June 30, 1998 compared to the same period in 1997 for nonrecurring costs associated with the redemption of preferred stock and a decrease in net repayments of lines of credit and capital lease obligations of $0.5 million.

          The effects of exchange rate fluctuations on cash and cash equivalents were $0.4 million and $1.8 million for the six months ended June 30, 1998 and June 30, 1997, respectively. Since approximately two-thirds of the Company's business is transacted in currencies other than the U.S. dollar, foreign currency fluctuations had a significant impact on U.S. dollar reported balances for the six month period ended June 30, 1998 compared to the same period in 1997. The $1.4 million decline in the exchange rate fluctuations on cash and cash equivalents was attributable to a strengthening U.S. dollar against most of the functional currencies earned by the Company in its European operations and Asia-Pacific operations. The average dollar-weighted foreign currency decline for the six month period ended June 30, 1998 for the Company's European and Asia-Pacific operations was 5.7% and 11.0%, respectively.

          In September 1995, the Company's U.S. subsidiary entered into a loan agreement with a bank that provides for a revolving line of credit of up to $3.0 million. The loan agreement was renewed in September 1997. Borrowings under the loan agreement are secured by substantially all of the U.S. subsidiary's assets. Interest on the revolving line of credit, which is at the prime rate (8.5% at June 30, 1998) minus 0.5%, is payable monthly. The loan agreement contains various restrictions and financial maintenance requirements, including the requirement to maintain a compensating balance of $100,000. At June 30, 1998, the Company's U.S. subsidiary had $3.0 million of unused credit available under this facility.

          Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At June 30, 1998, the Company had $1.0 million of foreign debt outstanding. The Company also has an additional $2.2 million of unused foreign credit facilities. The banks may withdraw these facilities at any time.

Use of proceeds

          The Company has not used the net proceeds of the initial public offering held in August 1997. The net proceeds totaling approximately $4.8 million are currently being held in cash and short-term investments.

Year 2000 (Millennium) Issues

          Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. The Company is evaluating the Year 2000 issue, and as it relates to the Company's internal computer systems and third party computer systems with which the Company interacts. The Company is being advised by a majority of its vendors and suppliers that certain of their products are Year 2000 compliant, or can be upgraded, or will not be affected by the Year 2000 problem.

The Company expects to incur consulting and other expenses related to these issues, and such costs will be expensed as incurred. In addition, the appropriate course of action may include a replacement of, or an upgrade to certain systems or equipment. There can be no assurance that the Year 2000 issues will be resolved in 1998 or 1999. The Company may incur significant costs in resolving its Year 2000 issues, however, the Company believes this issue will not have a significant adverse impact on the Company's operations.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         DENISON INTERNATIONAL plc

                                         By:      /s/  Bruce A. Smith
                                                  -------------------
                                                  Bruce A. Smith
                                                  Chief Financial Officer

Date:  August 14, 1998